Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 12, 2013

Relating to Preliminary Prospectus dated October 18, 2013

Registration No. 333-191797

12-Nov-2013 NRG Energy, Inc. (nrg) Q3 2013 Earning Call 1-877-factset www.callstreet.com total pages: 18 copyright © 2001-2013 facset callstreet, llc

CORPORATE PARTICIPANTS Chad S. Plotkin Vice President-Investor Relations, NRG Energy, Inc. David Whipple Crane President, Chief Executive Officer & Director, NRG Energy, Inc. Mauricio Gutierrez Chief Operating Officer & Executive Vice President, NRG Energy, Inc. Kirkland B. Andrews Chief Financial Officer & Executive Vice President, NRG Energy, Inc. James D. Steffes President, Green Mountain Energy Co. Chris Moser Senior Vice President, Commercial Operations, NRG Energy, Inc. OTHER PARTICIPANTS Paul Patterson Analyst, Glenrock Associates LLC Travis Miller Analyst, Morningstar Research Jon A. Cohen Analyst, International Strategy & Investment Group LLC MANAGEMENT DISCUSSION SECTION Operator: Good day, ladies and gentlemen, and welcome to the Third Quarter 2013 NRG Energy Incorporated Earnings Conference Call. My name is Janeta and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will facilitate a question-and-answer session towards the end of the presentation. [Operator Instructions] As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to Mr. Chad Plotkin, Vice President of Investor Relations. Please proceed. Chad S. Plotkin Vice President-Investor Relations, NRG Energy, Inc. Thank you, Janeta, and good morning. I'd like to welcome everyone to NRG's third quarter 2013 earnings call. This morning's call is being broadcast live over the phone and via webcast, which can be located on our website at www.nrgenergy.com. You can access the call, associated presentation material, as well as a replay of the call in the Investor Relations section of our website. Because this call, including the presentation and Q&A session, will be limited to one hour, we please ask that you limit yourself to one question with just one follow-up. In addition, as this is the earnings call for NRG Energy, any statements made on this call that may pertain to NRG Yield, will be provided from NRG's perspective. Before we begin, I urge everyone to review the Safe Harbor statement provided in today's presentation, which explains the risks and uncertainties associated with future events and the forward-looking statements made in today's press release and presentation material. We caution you to consider the important risk factors contained 2 in our press release and other filings with the SEC that could cause actual results to differ materially from those in the forward-looking statements and the press release and this conference call. In addition, please note that the date of this conference call is Tuesday, November 12, 2013 and any forward - looking statements that we make today are based on assumptions that we believe to be reasonable as of this date. We undertake no obligation to update these statements as a result of future events, except as required by law. During this morning's call, we will refer to both GAAP and non-GAAP financial measures of the company's operating and financial results. For complete information regarding our non-GAAP financial information, the most directly comparable GAAP measures and a quantitative reconciliation of those figures, please refer to today's press release and its presentation. And with that, I would like to turn the call over to David Crane, NRG's President and Chief Executive Officer. David Whipple Crane President, Chief Executive Officer & Director, NRG Energy, Inc. Thank you, Chad, and good morning, everyone. Thank you for joining us. I know many of you have taken time out of your schedule from the EI Conference in Orlando. So I thank you in particular for joining us and I think you should consider yourself lucky that you are in Orlando because it's snowing up here in Princeton, New Jersey. I'm sure many of you will likely dial back later in the morning for the first ever NRG Yield earnings call. So we're going to trying and be very brief in our remarks on both calls today. Joining me here for the NRG call are Jim Steffes and Elizabeth Killinger, who run our Northeast Retail and Texas Retail businesses respectively, and Chris Moser, who runs our Commercial Operations. All three of them will be available to answer any specific questions you might have in their areas. Plus of course, I'm joined by Kirk Andrews, our Chief Financial Officer; and Mauricio Gutierrez, our Chief Operating Officer. They will both be presenting after me and then also available to answer your questions. Beginning with Slide 3 in the presentation deck, even with wholesale power prices in our core markets persistently weak throughout the summer period, I'm generally satisfied with the company's performance, financial and otherwise. As you know, the third quarter is by far our most important quarter and this year we generated $1 billion of adjusted EBITDA. In the weak wholesale power market environment that we remain mired in, $1 billion is a good result. Indeed, it is the most EBITDA NRG has ever generated in the third quarter. Given the average summer weather and the almost total absence of scarcity pricing in our core markets, this record performance is obviously a product of the key strategic initiatives we have executed over the past few years. Ultimately, while we had to reduce our 2013 financial guidance last quarter, this quarter's performance affords us the ability to stay within our revised 2013 financial guidance. One clear impact of this summer's weather and subdued market pricing that followed it has been a continuous decline in the forward price curve across all of our core wholesale markets, but especially in Texas. As such, we feel it's prudent at this time to reduce our 2014 guidance, which reduction, as Kirk will address in more detail, is entirely driven by the earnings expectations of our core Wholesale business. The other parts of our competitive energy platform, our Retail business, and our Clean Energy business continued to deliver strong support for the long-term investment thesis for NRG. Indeed, our free cash flow before growth for 2013 is extremely robust with $896 million produced after three quarters, well on our way to a full-year result 3

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call
Corrected Transcript
12-Nov-2013

in the upper end of our previous guidance range. And free cash flow before growth in 2014 is projected to be somewhat lower than previously expected as a function of reduced EBITDA guidance, but nonetheless is expected to remain strong with an over $1 billion midpoint in our revised 2014 guidance for free cash flow before growth.

As regard to our strategic initiatives, NRG is, as you know, a company that does not sit still. We move towards where the opportunity is in our sector and in the course of so doing, we feel that we have established a record over the past several years of investing in the company's excess cash generation wisely, both for capital allocation and through reinvestment in our asset platform.

And we believe the most recent examples of this reinvestment in our asset platform, the GenOn deal and now Edison Mission Energy are further proof that we are deploying a good portion of that capital in acquisitions that will be accretive over time through a combination of operational and cost synergies even under near-term market conditions. While preserving for NRG, the significant upside that will accrue to us in the event of a significant upturn in the cyclical commodity markets.

So taking these two acquisitions in chronological sequence and turning to Slide 4, I know this is a slide you have seen before, so I will be brief, but it's important to note that a lot of hard work is still going on within NRG to ensure the successful conclusion of the integration program arising out of the GenOn transaction.

With nearly 90% of the identified cash flow synergies now executed upon, we are positioned to realize the full benefit of the combined company beginning as planned on January 1, 2014. Since the one-year anniversary is approaching, I want to again thank our integration team led by Anne Cleary and Patti Helfer for their extraordinary effort and this positive result. Under their leadership, we have not only improved our ongoing cost structure as a function of our overall size, we have improved the basic functioning of our company.

Now moving to Slide 5, the EME transaction and what comes next. I know we announced the proposed acquisition of Edison Mission Energy just over three weeks ago, and have not provided much detail to date. Even though Kurt will be providing some additional commentary on this call, I fear that the paucity of information we are providing, particularly financial information, will be frustrating to you. Unfortunately, the information blackout needs to continue at least until the go-shop period expires on December 6.

Strategically, I'd like to reiterate that the proposed acquisition of Edison Mission drives value on multiple fronts for NRG, both directly and through our majority ownership interest in NRG Yield. With nearly 1,600 megawatts at both conventional and wind assets eligible for future drop-down of NRG Yield, the EME acquisition will increase the megawatts available to NRG Yield, owned by NRG by over 150% compared to the ROFO Assets.

Secondly, by expanding our base of conventional assets at a value we believe is appropriate, NRG achieves more geographic and dispatched diversity, which is likely to prove quite important across the wholesale price cycle, particularly as the supply demand dynamics in our various core regions separate from each other.

Importantly, though, in light of the tremendous success we have experienced in realizing synergies from the GenOn combination, our confidence in both rightsizing the acquired platform as well as creating incremental value from leveraging the lessons learned from GenOn is quite high.

With that said, let me update you on a few elements of the transaction on Slide 6. First, while we remain in the go-shop period through December 6, two key milestones already have been achieved and the necessary regulatory filings remain well on track. The bankruptcy court approved our bid protections which provide us some consideration for our effort should a higher bidder come along. In addition, 74% of the bondholders of EME have

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
4
Copyright © 2001-2013 FactSet CallStreet, LLC

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call
Corrected Transcript
12-Nov-2013

now signed on to the planned support agreement entered into between EME andus. These are both important milestones in the progress of this deal.

On the right side of Page 6, you will see areas of potential value creation we see in the EME transaction. We look forward to sharing more of our thoughts around these areas when the timing is more appropriate and as we become more intimately familiar with the operations of the EME assets.

Now turning to Slide 7. As we move into the final months of 2013, our priorities are clear. First we need to finish strong and improve all of our operational and financial metrics led of course by safety. Beyond achieving strong day in, day out performance, there are several strategic initiatives the implementation of which looms large. The most notable of these strategic implementation projects are listed on this Slide 7, and most, if not all of them, should be familiar to you. You will be hearing more about each of these in the months and quarters to come.

And with that, let me turn the call over to Mauricio.

Mauricio Gutierrez

Chief Operating Officer & Executive Vice President, NRG Energy, Inc.

Thank you, David, and good morning everyone. With our first summer behind us as a combined company and with over 47 gigawatts of generation under their management, we're quite pleased with our third quarter performance.

Our wholesale and retail units performed well. We have made significant improvement in safety and the continued execution of our operational improvement initiatives across the organization allows us to achieve record quarterly financial performance. While the overall summer was challenging in terms of wholesale prices in Texas and the Northeast, we are encouraged by the clear science of market design improvements across our key markets. Specifically, we were pleased to see the Public Utility Commission of Texas making clear their commitment to a mandated reserve margin eliminating some uncertainty in our largest market.

As David mentioned, as a result of the weak summer prices in Texas and the increasing gas production in the Northeast, forward gas and power prices have continued to be under significant pressure and importantly, have not recovered to the levels we saw earlier this year. As such, we are now recalibrating our expectations for our wholesale business for 2014.

Our development program continues to achieve significant milestones. During the quarter, we achieved commercial operations at El Segundo Energy Center and Agua Caliente. And with CVSR coming on line in October, it brings our total solar portfolio to over 700 megawatts in operation. Finally, Ivanpah remains on track to achieve operations by the end of the fourth quarter.

Turning to our operations review on Slide 10 and starting with safety, our performance improved during the quarter, as a direct result of the initiatives we implemented prior to the summer. We had 110 out of 119 facilities, finished the quarter without a single recordable injury. And we remain well on track to deliver another year of good safety performance.

Our total generation was down 9% for the quarter driven primarily by lower gas generation in our East region, which was down close to 20% from last year. A combination of low power prices in PJM, the retirement of bunker three and four and unplanned outages in our PJM coal fleet drove generation down for the East.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
5
Copyright © 2001-2013 FactSet CallStreet, LLC

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call
Corrected Transcript
12-Nov-2013

Our other operating regions were relatively stable with South Central and California experiencing slightly lower generation driven by higher gas prices, and Texas roughly flat from last year.

Regarding flat performance, despite lower starts, our gas fleet performed at 98% starting reliability but as I mentioned earlier, call availability metrics were impacted during the quarter by unplanned outages at Morgantown and Chesswood. These happened during periods of low power prices. And with exceptional work by our commercial operations team, the economic impact was muted. It is important to note that when it mattered the most, the portfolio performed exceptionally well during the two heat waves in the Northeast this summer.

Regarding our continuous improvements that were under the four NRG programs or the operational synergies from the GenOn combination, our plant operations group continues to do an outstanding job in balancing operational performance with maintenance spend consistent with market conditions. From both our historical practices and the lessons learned from the GenOn combination, a foundation has been set to execute on the synergy numbers we have committed to you, and sets the stage for our next effort, the Edison Mission transaction.

Moving on to Slide 11, our Retail business performed within our revised expectations for the third quarter where we delivered $176 million in adjusted EBITDA compared to $173 million last year. Our Texas mass business remains strong and stable with unit margins up slightly during the third quarter, along with continued customer growth and bolstered by the introduction of innovative products and services.

In the Northeast, we launched sales of energy-branded electricity plants to residential customers, including customizable products and [indiscernible] (15:12) offers. While margin pressure and completion in the Northeast mass business remains intense, we're being discipline in acquiring customers and managing profits.

Moving to the Commercial and Industrial business. As we have mentioned on prior calls, we continue to be very diligent in our efforts across all competitive markets where we're winning profitable deals and walking away from those that don't meet our return threshold.

To avoid just competing on price, we are intensifying our efforts to provide comprehensive solutions for our customers beyond system power, including backup generation, solar, and demand response. Consistent with this strategy, we closed the acquisition of Energy Curtailment Specialists as a main response provider this quarter.

Across our entire Retail segment, we will continue to manage the business in order to optimize customer growth and near term earnings while protecting long term value. For the 11th consecutive quarter, we increased customer count and at the same time our cost reduction efforts continue to produce strong results with third quarter operating expenses down 8% year-over-year and SG&A per customer is down 9% year-to-date.

Turning to Slide 12, while our overall quarterly performance was quite strong, the fact that the summer was a disappointment should be no surprise. Beginning with Texas, a combination of higher wind generation at peak hours, lower unplanned outages, and a lack of sustained heat resulted in low power prices with no scarcity hours. From our perspective, this was not the result of weak demand but a healthier supply stack.

While we expected to see a recovery in the forward markets throughout the summer given the tight fundamentals, the weak summer prices have put significant pressure on the forward markets. As you can see on the lower-right chart, further exacerbating the challenges to justify new investments.

On the regulatory front, we were very encouraged by the clear direction from the PUCT to move forward with the mandated reserve margin and the implementation of an operating reserve demand curve, ORDC. We will continue working with all stakeholders to ensure an adequate level of reliability and the most efficient method to achieve it.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
6
Copyright © 2001-2013 FactSet CallStreet, LLC

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call
Corrected Transcript
12-Nov-2013

We remain bullish on Texas and the prospects for our integrated generation and Retail businesses, which we just expanded with the acquisition of the Gregory cogeneration plant at a value significantly below replacement costs.

Moving on to PJM, prices this summer clearly higher than last year driven primarily by higher gas prices and two short heat wave events that led to some scarcity pricing. As you can see on the right side of the slide, gas prices have moved out from lows seen in 2011. In the Northeast, the most recent trend is the abundance of gas coming from the Marcellus shale, which is changing the market dynamics of flows of gas in PJM and New York.

The compression in gas bases have been more than offset by the increasing gas prices at Henry Hub, thus keeping cost of gas switching at a relatively low level this summer. We continued to see a significant opportunity for our portfolio in the medium term as a result of anticipated co-retirements, improvements in the energy market reflecting greater scarcity pricing, and potential changes in the capacity market around imports and demand response.

Finally moving to New York, on our last call we recognized the New York ISO for the market design changes made that improved price formation during research shortage events this summer. Unfortunately, we're disappointed by the recent actions by the NYISO to reduce capacity prices. Last week, the NYISO asked for it to face an implementation of the lower Hudson Valley capacity [ph] song (19:05). Immediately after successfully convincing FERC that such a [ph] song (19:09) was necessary and proper. Further, next week the TSE is going to consider whether to formally rescind the retirement of the [indiscernible] (19:16) facility.

Taken together, this action seriously undermined confidence in the New York market. Our regulatory team is working very closely with all stakeholders to ensure we maintain the integrity of competitive markets.

As you can see on the Slide 13, we have significantly increased our hedges in 2014 and are now less than 10% open for the nuclear and coal fleet. We're slightly more open on heat rates due to a few factors; implementation of ORDC and ERCOT, increases in price caps from $5,000 to $7,000 per megawatt hour, and the fact that forwards remain depressed to the lack of liquidity in the market and the weak pricing this past summer. We confidently evaluate the benefits of crossing megawatts with our retail companies versus being opportunistic for hedging in the wholesale market. This inherent optionality has the potential to mitigate the impact of financial players leaving this space due to financial reforms.

We remain fairly open in the outer years as we see an opportunity for market recovery in 2015 and beyond. Incremental demand due to full retirements, LNG exports and industrial activity should help support gas prices. In our core power markets, tightening reserve margins, market design changes, tighter rules for demand response, and exit off non-economic capacity will provide upside for our existing portfolio. As we have done in the past, we will continue to position our portfolio consistent with our fundamental year.

With that, I will turn it over to Kirk for a financial review.

Kirkland B. Andrews

Chief Financial Officer & Executive Vice President, NRG Energy, Inc.

Thank you, Mauricio. Turning to Slide 15, although higher power prices failed to materialize over the summer months, NRG generated $1 billion in adjusted EBITDA during the third quarter, placing us at just under $2 billion for the first nine months of the year and on track with our guidance range for 2013. Third quarter EBITDA was comprised of $741 million from Wholesale, $176 million from our Retail businesses and $83 million from NRG Yield.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
7
Copyright © 2001-2013 FactSet CallStreet, LLC

Turning to highlights. On the strength of $844 million in adjusted cash flow from operations and nearly $1.2 billion year-to-date, NRG's liquidity improved to a robust $3.7 billion as of the third quarter. In October, we reached full commercial operations at CVSR on time and on budget, putting us in a position to offer our remaining interest in the project along with three other ROFO Assets through 2014, which I'll describe in greater detail shortly. Finally, during the quarter we worked to complete negotiations with the relevant stakeholders in the Edison Mission bankruptcy, culminating an agreement to acquire substantially all of EME's assets for $2.635 billion or $1.572 billion net of acquired cash. Turning to the guidance overview on Slide 16. With the summer now behind us, we are narrowing our 2013 guidance ranges for both adjusted EBITDA and free cash flow by $100 million. Specifically, we expect 2013 adjusted EBITDA of $2.55 billion to $2.6 billion. While the lack of any meaningful hot weather over the summer has caused us to reduce the upper end of our guidance ranges for both Wholesale and Retail by $50 million, we remain on track to end the year within the revised ranges we provided on our last earnings call. Guidance for 2013 adjusted EBITDA for NRG Yield remains unchanged at $240 million. We've also narrowed the range of our 2013 free cash flow guidance by $100 million, largely reflecting the impact of the narrowed expectations for adjusted EBITDA. However, while the range has narrowed, we have increased the lower end of the free cash flow guidance by $75 million, reducing the upper end by only $25 million. This is largely due to reduction in expected working capital and reduced capital expenditures over the balance of the year. Turning to 2014 guidance. As a result of declines in forward power prices in both ERCOT and PJM, and the corresponding impact and the expected financial performance for our competitive generation business, we are reducing Wholesale adjusted EBITDA guidance by $150 million or about 7.5% reduction versus our prior Wholesale guidance. Importantly however, 2014 adjusted EBITDA guidance for both Retail and NRG Yield remains unchanged. These guidance ranges continue to reflect our expectations for NRG standalone without giving effect to the potential impact of the pending EME transaction. Finally, as a result of the reduction in EBITDA guidance, we have also reduced our guidance range for 2014 free cash flow before growth by $150 million. However, despite lower forward wholesale prices and the reduction in guidance, we still expect NRG to deliver approximately $1 billion in free cash flow before growth in 2014. Turning to Slide 17, as of September 30, as I mentioned, driven by strong operating cash flow, NRG's liquidity now stands at just under $3.7 billion, an increase of over $600 million since our second quarter update and $300 million year-to-date. During the third quarter, NRG generated over $800 million in adjusted cash flow from operations, leading to nearly $1.2 billion year-to-date, which as shown in the Sources and Uses table to the right of the slide, was the primary driver further strengthening corporate liquidity. I'll now turn to Slide 18 for an update on the Edison Mission transaction, which we expect to close in the first quarter of 2014. While the expected timing of closing is not yet known, as previously disclosed, we expect the EME asset to deliver approximately $330 million in adjusted EBITDA for the full year 2014. With $185 million of this EBITDA delivered by 1,600 megawatts of long-term contracted wind and gas generation, which is highly consistent with the NRG Yield asset profile, in quality, counterparty credit, and average contract duration.

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call
Corrected Transcript
12-Nov-2013

Walnut Creek, a brand new, 500 megawatt combined-cycle, gas-fired facility, which reached COD in May of 2013, under a 10-year contract with Southern California Edison is highly comparable to NRG Yield's Marsh Landing facility as well as NRG's El Segundo Energy Center, which is one of the right-of-first-offer assets. Approximately 1,100 megawatts of EME's long-term contracted wind portfolio makes up the balance of NRG Yield's eligible megawatts and compliments NRG and NRG Yield's growing contracted renewal portfolio, enhancing geographic and counterparty diversity.

We expect this substantial high quality contracted generation portfolio to generate project cash distributions of approximately $60 million to $70 million, an implied ratio of CAFD or cash available for distribution to EBITDA roughly equal to that of the current NRG Yield portfolio. When combined with the six right-of-first-offer assets, this would create a pipeline of dropdown candidates representing more than 1.5x the cash available for distribution to be generated by NRG Yield's current portfolio in 2014.

Through NRG Yield, we expect to more effectively highlight the value of the contracted portion of EME's asset base, replenish and expand NRG capital for allocation, while further driving dividend growth and total return at NRG Yield. The balance of the Edison Mission portfolio further enhances NRG's geographic and field diversity and includes an additional 4,300 megawatts of coal and 1,100 megawatts of gas providing NRG new opportunities to apply asset optimization best practices.

During the funding for the transaction, the table to the right of slide illustrates sources and uses based on the purchase price and implied adjustment using EME's balance sheet cash as of September 30, plus our estimate of anticipated changes in non-recourse project debt over the remainder of 2013.

Per the asset purchase agreement, the actual purchase price will be adjusted based on the differences between actual project debt and cash at the time of closing, versus the amount scheduled in the asset purchase agreement. Beginning with uses, and using the September 30, 2013 cash balance as an example along with our estimate of year-end project debt, the implied purchase price adjustment would be $306 million.

At closing, we expect approximately $800 million of EME cash to be immediately available to fund a portion of the purchase price. We further expect the remaining cash will become available in the months following the close of this transaction. Excluding the non-recourse debt, which will be assumed as a part of the transaction, total implied uses, net of $800 million of estimated EME cash available at closing will be just over $2.15 billion.

Turning briefly to sources, the purchase price for the transaction will be paid in cash plus 12.7 million shares of NRG common stock. We expect to fund the cash portion of the purchase price using a combination of $800 million in NRG excess cash, $700 million in corporate debt which is sized to permit us to maintain our target balance sheet management ratios with the balance funded through a temporary draw of NRG's revolving credit facility, which we'll repay using the expected release of EME working capital during 2014.

Moving to Slide 19, I'd like to provide an update on the impact of the EME transaction on NRG's 2013 capital allocation. On the far left of the chart, we begin with $1.105 billion and 2013 excess cash at the midpoint, as shown in our capital allocation slide from the second quarter. Changes in excess cash since our last update include an increase of $200 million, which consist of $25 million based on the increase in the midpoint of our 2013 free cash flow guidance, with the balance due to the suspension of the remaining $175 million in share repurchases for 2013.

This increase in cash is basically offset by uses of excess cash, since the second quarter update, of $198 million, which largely consists of acquisition and integration activity plus changes in growth investments, leaving excess cash unchanged since our second quarter update, prior to taking into account the EME transaction.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
9
Copyright © 2001-2013 FactSet CallStreet, LLC

As I reviewed on the preceding side, we are reserving $800 million of excess NRG cash to fund the transaction. On a pro forma basis, however, after giving effect to the expected release of additional EME cash of approximately $250 million, NRG will use approximately half of our 2013 excess cash to fund the EME transaction. Importantly, this is before giving effect to any proceeds resulting from the drop-down of ROFO Assets offered to NRG Yield, which we'd expect through 2014 and I'll review in greater details on the next slide. And in addition, beyond the ROFO Assets, drop-down of EME's substantial portfolio of NRG Yield eligible assets would further serve to expand NRG's capital following the EME transaction. And we expect to provide further clarity on this once the transaction is closed. Finally, turning to Slide 20, I'd like to provide an update on our intentions for NRG's assets under the right-of- first-offer or ROFO agreement with NRG Yield. NRG intends to offer four of the six ROFO Assets through 2014. Specifically, we intend to offer NRG Yield the opportunity to acquire El Segundo, High Desert, Kansas South and NRG's remaining interest in CVSR, which on a combined basis represents over 700 megawatts and approximately $55 million in cash available for distribution. This represents more than a 50% increase in cash billed for distribution over the current NRG Yield portfolio. Beyond 2014, NRG currently expects to offer the remaining ROFO Assets, including NRG's 51% interest in Agua Caliente, and our 50.1% interest in Ivanpah. These assets are expected to provide an additional $45 million in cash billed for distribution, and when combined with the cash from the ROFO Assets to be offered through 2014, would double the cash available for distribution at NRG Yield. These potential transactions will not only provide NRG Yield the opportunity to meaningfully increase cash available, driving dividend growth and total return, but will allow NRG to optimize value and meaningfully increase cash billed for allocation, via the cash portion of drop down proceeds. With that, I'll turn back to David for his closing remarks. David Whipple Crane President, Chief Executive Officer & Director, NRG Energy, Inc. Thank you, Kurt. As I have typically done in the past and because this is the last earnings call of the year, I'd like to take a few moments to assess the progress we have made this year in meeting the goals we set at beginning of the year, and this is on Slide 22. It would be easy for me to say our stock prices performed pretty well this year, so we've had good performance, but we like to think of good stock price performance in mathematical terms as the product of our top docile operating performance times the aggressive and effective implementation of well thought through strategic initiative. On both fronts I feel like we've had a great year. Across our conventional portfolio, while wholesale prices in Texas did not come through like we had hoped, we brought online, on time, and on budget over 1,400 megawatts of new gas-fired generation across the fleet nationally. Additionally, we increased the amount of free cash flow synergies from the GenOn combination by over 60% from the original $300 million a year identified when we first announced the transaction to over $408 million now. In our Retail business, even though we've experienced some challenges in both the Northeast and in the C&I parts of the retail business, our leading retail franchise in Texas remains quite strong and we continue to bundle new

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call
Corrected Transcript
12-Nov-2013

products and services, such as demand response with our energy solutions to further strengthe n the Retail business, which remains a very significant and steady contributor to NRG's corporate-wide strong cash flow.

And across our Clean Energy franchise, we now have over 1,650 megawatts gross of solar and wind assets, which are soon to be augmented by another 1,700 megawatts of renewable generation from the Edison Mission fleet.

We also thought vowed at the beginning of 2013 to make the most important goal we set for ourselves in this era, was the highlight of full value of our leading solar platform, and with the success of NRG Yield we feel that we have done just that.

Before I close, I would be remised to not mentioning our existing $200 million stock buyback program, which the EME transaction has prevented us from completing. With respect to capital allocation, we've always prided ourselves on being prudently balanced and on being value maximizing. This has required us to be flexible so that we can deploy capital when we see value-enhancing opportunities in front of us, such as the Edison Mission transaction. As such, while completing our 2013 share buyback program is off the table for the time being, we look forward to fulfilling our commitment once the EME transaction is completed and our unrestricted funds have been replenished.

Now I'd like to turn the call back over to the operator, to Janeta so we can answer your questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And your first question comes from the line of Paul Patterson with Glenrock Associates. Please proceed.

Paul Patterson
Analyst, Glenrock Associates LLC
Q

Good morning.

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.
A

Good morning, Paul.

Paul Patterson
Analyst, Glenrock Associates LLC
Q

Just on the increased financial information that you plan on providing after the go-shop period, I'm wondering how soon after the go-shop ends in December, we might get that information.

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.
A

Well, I mean we haven't picked a time specifically yet. I'd be interested in your feedback but I mean with holidays coming up fairly shortly after there, I think we were thinking early January. One thing is for certain, we're not going to ask people to wait until our next call which would be in late February. So but I mean if there's a big difference between – and if you think between early January and the call, we would otherwise schedule on December 25, we'd be happy to hear about it.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
11
Copyright © 2001-2013 FactSet CallStreet, LLC

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call
Corrected Transcript
12-Nov-2013

Paul Patterson
Analyst, Glenrock Associates LLC

Q

Okay. That's all. Thanks a lot.

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

Okay, Paul.

Operator: Your next question comes from the line of [ph] Paul Zimbardo (36:46) with UBS. Please proceed.

Q

Hi. This is Paul from [indiscernible] (36:50). Good morning.

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

Hi, Paul.

Q

My question is about if you could just provide some – I know it's a sensitive topic, some high level color on some of the synergies with the Edison transaction, particularly your plans for the new coal plants, Waukegan and Boyle County.

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

Yeah. Paul, I don't really think we can. I mean I think that for the most part, about all I can tell you is that if you look at the playbook that we followed for the GenOn transaction, it's pretty precisely the playbook we plan on following for Mission, and so I would sort of expect the same sort of thing. I mean there's a certain amount that we're going to be able to talk about in terms of what we think we can achieve by putting the company together, but in the same way when we did the GenOn transaction, there were things that we were not comfortable sort of estimating in quantitative terms until we had actually owned the assets and got to a certain level of detail that comes with ownership as opposed to the level of detail that comes with due diligence. Then we felt more comfortable to talk more specifically.

I think the coal assets in Illinois, those are – they definitely sort of fall in the second category. They're the – that's the more complicated part of the story. So the way we look at them and evaluate them in Illinois, it's going to be very much the way we evaluated the GenOn acquisition and the new assets we had in Pennsylvania, in particular, but also in Maryland.

Q

Okay. Thank you. And just a quick follow up on, now that you're undertaking this transaction, what are your thoughts on further M&A at this point?

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
12
Copyright © 2001-2013 FactSet CallStreet, LLC

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call
Corrected Transcript
12-Nov-2013

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

Well, I mean there's no doubt that we like to pride ourselves as a company that we can do several things at one time, but I mean this is a big transaction and the big transactions tend to be sequential, number one.

Number two, the more transactions you do the less potential transactions that are left to be done. So I wouldn't say that we shutdown our ability to sort of look at what's available in the industry, but I would say Paul, what we want to do is, we want to be sort of actively engaged in the market, because as you could tell by the general context of our earnings call. The commodity price environment that the wholesale side of the business is – remains extremely challenged. The time that you want to be a buyer of assets in this space is when there's no hope. When the future looks as dire as possible, that's when you want to be a buyer because that sense of sort of giving up is what causes the price to be at a level where we can continue to do what we've tried to do, which is to accumulate assets in the sector in a way where we basically we can reduce the cost structure, because this is a scaled business. And so we want to be as active as we can because we think it's a good time to be a buyer precisely because the commodity price environment is so weak. But we have to recognize that with GenOn just done and as Edison Mission still in our forward sights, there are limits to what else we can do until the Edison Mission deal is done.

Q

Okay. Thank you very much.

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

You're welcome.

Operator: [Operator Instructions] Your next question comes from the line of Travis Miller with Morningstar. Please proceed.

Travis Miller
Analyst, Morningstar Research

Q

Good morning. Thanks.

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

Hi, Travis.

Travis Miller
Analyst, Morningstar Research

Q

Hi. I want to think about this EME and think about the retail impact. Is there anything there that would either offer revenue synergies, cost synergies, any expansion opportunity on the retail side?

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

Yeah. I'm going to ask Jim Steffes to talk a little bit about it. I would – Travis, what I would say is, at best that would be not even a secondary, maybe even a tertiary or whatever comes after secondary, I mean I think there's

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
13
Copyright © 2001-2013 FactSet CallStreet, LLC

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call
Corrected Transcript
12-Nov-2013

been some – we've watched with interest a little bit what goes on the retail side in Illinois, with community aggregation and all that. Not that we've been that interested in playing in that space at the margins that we've seen there, but clearly having generation in Illinois would probably get us to take a slightly harder look at that market, but I would absolutely not say that anything having to do with retail was a driver of the Edison Mission transaction. But Jim, do you have anything.

James D. Steffes
President, Green Mountain Energy Co.

A

No, I mean, I think I agree completely with that David, which is, it does position us to look again at Illinois on the retail side and see where that market will evolve to and how much more NRG and our multi-brand strategy can take – can move into that market, but it's something we'll be looking at over time as the transaction moves forward.

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

Yeah, Travis, do you have anything else on your mind, because we sort of threw a wet blanket on that question.

Travis Miller
Analyst, Morningstar Research

Q

No, that's exactly what I was thinking of your – thinking about your spending obviously, we've seen Dynegy talk about that expansion in Illinois and potential margins there. But secondary, on another subject then, similar I guess, but you talk about and you have for several quarters about the financial players, the liquidity issues, how has that changed? Let's look back three years or so or four years ago, how has that liquidity changed? So maybe liquidity three, four years ago was better as we looked out to three years forward and now maybe it's two years, again I'm just putting words in your mouth, but how has that liquidity shrink – shrunk? If you go [indiscernible] (43:01)?

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

So – and Chris Moser is going to answer that question, but Travis I just want to make sure I understand. So you're asking about liquidity in terms of how it's effecting our ability to sort of hedge as we want to in our core markets, or are you sort of saying the those sort of – the liquidity discount that often makes the sort of out years of trading to us look unnatural from what we'd actually expect to see in those years, is it because that ...

Travis Miller
Analyst, Morningstar Research

Q

Yeah.

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

That when you said two years out, we used to debate that all the time internally. I mean, are the markets a realistic proxy, what's going to happen for two years or three years or whatever, is that what you're wanting to ask about us as well?

Travis Miller
Analyst, Morningstar Research

Q

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
14
Copyright © 2001-2013 FactSet CallStreet, LLC

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call
Corrected Transcript
12-Nov-2013

Yeah. So the latter. Whether you thought you, – three or four years ago when you had some more financial players, perhaps even some more industry players, whether you were better able to capture what you thought were fair prices three years out, let's say, and the relative to now maybe you can only capture fair prices two years out?

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.
A

Good question. Chris?

Chris Moser
Senior Vice President, Commercial Operations, NRG Energy, Inc.
A

Yeah, Travis. This is Chris. So as I rewind the clock and go back into kind of 2008, 2009, there were certainly more banks with bigger appetites out there willing to serve. At the same time with the general chaos in the markets back in 2008, 2009, there were some pretty huge spreads in terms of CDS and what not, which actually made it pretty costly for us to go too far out in terms of the charges – credit charges that the banks were charging back then. It's kind of the reverse now. Things have calmed down on the CDS side, but there are just less and less banks that are interested in that with big prop books.

One of the things I will emphasize though is I think we're in a much better position now than we were back then, simply because we have the retail side. And we can cross internally as deep in the curve as we want and not have to worry about what the banks are doing, what the CDS's are doing. So I think that's a real nice choice that we have. We can go to the market if we choose to. We can choose to leave it open or we can cross with retail, because they're always – retail is price-agnostic from the perspective as they're pricing deals all the time. It doesn't matter if we think prices are high or low, they're pricing deals all the time. Whereas from the wholesale side, the perspective is always, we'd rather sell it when prices are high. So that outlet, the retail outlet is a very good one, a very good option for us to use in cases when we see less liquidity.

Travis Miller
Analyst, Morningstar Research
Q

Can you get that three years out? I know retail contracts tend to be a little shorter than that.

Chris Moser
Senior Vice President, Commercial Operations, NRG Energy, Inc.
A

Well, they'll be...

Travis Miller
Analyst, Morningstar Research
Q

The three-year out period, where you see that liquidity and that miss pricing right now?

Chris Moser
Senior Vice President, Commercial Operations, NRG Energy, Inc.
A

Yeah. I would say that the retail contracts in terms of the residential and what not, they tend to definitely be of the shorter term nature, but the C&I's certainly extend beyond three years and that's not a small part of the portfolio that we have.

Travis Miller
Analyst, Morningstar Research
Q

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
15
Copyright © 2001-2013 FactSet CallStreet, LLC

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call
Corrected Transcript
12-Nov-2013

Okay. Great. Thanks so much for the detail.

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

Thank you, Travis.

Operator: Your next question comes from the line of Jon Cohen with ISI Group. Please proceed.

Jon A. Cohen
Analyst, International Strategy & Investment Group LLC

Q

Hey. Good morning, guys.

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

Good morning, Jon.

Jon A. Cohen
Analyst, International Strategy & Investment Group LLC

Q

Just a couple of questions. First of all I noticed that you kept the guidance range $200 million wide despite adding a lot of hedges in the third quarter. Can you just run through like what the drivers that will determine where you'll fall in the guidance range, what those are now?

Kirkland B. Andrews
Chief Financial Officer & Executive Vice President, NRG Energy, Inc.

A

Yeah. Jon, it's Kirk. I would say that the two primary drivers of that would be the upside on the retail side and most notably the formation of scarcity prices, especially, obviously in ERCOT and certainly on a weather upside as well, which has an influence on that. So because we are more or less open or we [ph] deline(46:49) along on the heater rater on the gas side of our portfolio, that's probably the most significant component of what would lead us towards the upper end of that range.

Jon A. Cohen
Analyst, International Strategy & Investment Group LLC

Q

Okay. And then just one other question, if in PJM the gas dynamics don't improve or if they even get worse. Are there levers that you can pull either on the cost side or additional shutdowns that will mitigate some of the revenue impact to the wholesale part of the business?

David Whipple Crane
President, Chief Executive Officer & Director, NRG Energy, Inc.

A

Jon, is this question motivated by this idea that gas in the PJM is going to trade at a discount to Henry Hub because of Marcellus excess supply? Is that – just to be more specific, is that what you're asking?

Jon A. Cohen
Analyst, International Strategy & Investment Group LLC

Q

Yeah. I mean, if you see persistent low gas prices that continue to pressure tower prices, are there other things that you would do in how you operate your fleet?

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
16
Copyright © 2001-2013 FactSet CallStreet, LLC

David Whipple Crane President, Chief Executive Officer & Director, NRG Energy, Inc. A Mauricio? Mauricio Gutierrez Chief Operating Officer & Executive Vice President, NRG Energy, Inc. A Hey, Jon. Good morning. I guess I tried to elaborate a little bit on the earnings slide. Certainly, gas bases have been under a lot of pressure because of the gas now that we're seeing out of the Marcellus shale. We need to make sure that the absolute total price that is paid either one that is going to drive the power dynamics in the East and I tried to show that actually Henry Hub prices have moved from their lows that we saw in 2011. So the absolute price of gas in the Northeast has actually increased from two years ago, making the coal to gas switching less. I tried to depict 2014 and 2015 gas bases and we see even potentially a further compression on that, but you need to also take into consideration the Henry Hub price or the absolute price. Now the other dynamic here that will affect what we do with our plants, keep in mind there is a very robust capacity market and that capacity market, there are some market design changes that I think in our perspective, will be supportive of our capacity prices whether it is limiting imports into their capacity auction or changing or tightening the rules around demand response. I mean, I think – I think all of those changes will be supportive and we'll make that determination in light of not just energy markets, but also capacity markets Jon. Jon A. Cohen Analyst, International Strategy & Investment Group LLC Q Okay. Thank you. Operator: This concludes the Q&A portion for today's call. I would now like to turn the call back over to Mr. David Crane for any closing remarks. David Whipple Crane President, Chief Executive Officer & Director, NRG Energy, Inc. Well, Janeta I want to thank you, and I want to thank everyone again who participated on the call for taking time out from their schedule in Orlando or otherwise for participating, and we look forward to talking to you before next quarter about the Edison Mission transaction. So thank you very much. Operator: Ladies and gentlemen, this concludes the presentation. You may now all disconnect.

NRG Energy, Inc. (NRG)
Q3 2013 Earnings Call

Corrected Transcript
12-Nov-2013

Disclaimer
The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2013 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com

18
Copyright © 2001-2013 FactSet CallStreet, LLC